Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

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On January 15, 2009, CF posted a set of Q&A’s to its customers concerning the proposed transaction on its website. A copy of the Q&A’s follows.

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Q1.	Why has CF Industries made a proposal to acquire Terra Industries Inc.?

The combined company would become the number one global producer of nitrogen fertilizers in terms of nutrient capacity among publicly traded companies. We believe that a combination of CF Industries and Terra would create a stronger company better able to compete in the global marketplace, enhancing the viability and continuity of the North American nitrogen production industry. We would also be able to serve our customers better by expanding our domestic and international footprint and through the optimization of the two companies’ logistics and distribution systems. Finally, the size of the combined company would provide better access to capital markets to invest in the future growth of our business.

In summary, CF Industries believes this is a unique opportunity to create value for both companies’ employees, customers, shareholders and business partners.

Q2.	Would this transaction result in any changes to CF or Terra’s relationship with customers?

We are excited about the enhanced services that we would be able to provide to more customers. We have enjoyed great relationships with our customers over the years and appreciate your continued support.

Q3.	How would this transaction benefit customers?

We believe customers will benefit from the combined companies’ capabilities and enhanced services. Combining CF and Terra would expand our coverage in the U.S. and worldwide, leading to lower costs. The optimization of our supply and logistics functions would improve the efficiency of our distribution network and reduce transportation costs. As a combined entity, we would also benefit from greater economies of scale in procurement and purchasing. Customers who have in the past held contracts with Terra would also have access to phosphate.

As a combined company, we would also be better able to compete in the global marketplace while strengthening manufacturing in North America. We will continue to provide products to our customers in a cost efficient, convenient and safe manner.

In addition, all customers would have access to our best-in-class web-based, e-business solution PROMISE system, which will lead to quick access to information for more responsive and timely decision-making. Our service also has a 24 hour-a-day, 7 days-a-week order entry and customer access to shipping, billing and contract status information. Additionally, our forward pricing program (FPP) is designed to help our customers manage future price risk when buying fertilizer.

Q4.	How would this transaction affect the prices of products?

As you are aware, the global fertilizer market is highly competitive, and consequently, this transaction will not impact the pricing dynamics for fertilizers.

Q5.	Would my day-to-day contact person at CF and Terra change?

It would be premature to discuss specific details, given that we are still early in the process of this proposed transaction. However, we expect to continue to provide excellent service to our customers and maintain our valued relationships.

Q6.	Where would corporate headquarters be located?

The corporate headquarters will remain in Deerfield, Illinois.

Q7.	Is this transaction a certainty?

Given that we have not reached an agreement with Terra at this time, this transaction is by no means a certainty. However, we believe that this combination is in the best interests of our companies and we hope to enter into discussions with them shortly.

Q8.	What are the next steps in this process?

The transaction would be subject to the negotiation of a definitive merger agreement as well as customary regulatory and shareholder approvals. As a result, it would be some time before such a transaction could be completed. There are many steps and decisions ahead of us and we will share more information with you as soon as we learn more and move forward in the process.